Exhibit 21

SUBSIDIARIES OF AGILYSYS, INC.

Subsidiaries of Agilysys, Inc.	State or jurisdiction of organization or incorporation
Agilysys Canada Inc.	Ontario
Agilysys NV, LLC	Delaware
Agilysys China Holdings Ltd.	Hong Kong
Agilysys HK Limited	Hong Kong
Agilysys MC Limited	Macau
Agilysys (Europe) Limited	United Kingdom
Agilysys Europe Technology Solutions Limited	United Kingdom
Agilysys Hospitality Solutions (Shanghai) Co., Ltd.	People’s Republic of China
Agilysys Singapore Pte. Ltd.	Singapore
Agilysys Technology Solutions Group, LLC	Delaware